1290 AVENUE OF THE AMERICAS	MORRISON & FOERSTER LLP
NEW YORK NEW YORK 10104-0050	NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SAN DIEGO, WASHINGTON, D.C.
TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900	DENVER, NORTHERN VIRGINIA, ORANGE COUNTY, SACRAMENTO, WALNUT CREEK, CENTURY CITY
WWW.MOFO.COM	TOKYO, LONDON, BEIJING, SHANGHAI, HONG KONG, SINGAPORE, BRUSSELS

February 24, 2006	Writer’s Direct Contact

212/468-8163
JTanenbaum@mofo.com

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonic Solutions

Form 10-K for Fiscal Year Ended March 31, 2005

Filed June 29, 2005

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Filed August 15, 2005

Form 8-K filed May 17, 2005 and August 16, 2005

File No. 000-23190

Dear Mr. Skinner:

On behalf of Sonic Solutions, a California corporation (the “Company” or “Sonic”), we are providing to you this letter in response to the additional comment letter, dated February 10, 2006, received from the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the “2005 Annual Report”), the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 (the “First Quarter 10-Q”), and the Company’s Current Reports on Form 8-K filed on May 17, 2005 (the “May Form 8-K”) and August 16, 2005 (the “August Form 8-K”).

For your convenience we have set forth the Staff’s comments below followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended March 31, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note 10 – Roxio CSD Acquisition, page 82

Mr. Brad Skinner

February 24, 2006

Page Two

1.	We note your response to prior comment number 1. Please describe in greater detail the consideration you gave to the differences between the rights and rewards of ownership versus those of a licensee. For example, tell us how you considered the transferability of the tradename, an owner’s potential use of the tradename as security for financing, license exclusivity and/or sublicense provisions that are different from ownership, and your intended exploitation as the owner of the tradename which may differ from what others are willing to pay. We also note that you selected nine arrangements which were “generally” comparable. Please tell us about any non-comparable elements and explain how you considered the non-comparable elements in your analysis.

After further consultation with Ernst & Young LLP (the “Valuation Firm”), the valuation expert that the Company engaged with respect to the valuation and allocation of the purchase price related to the Company’s December 17, 2004 acquisition of the consumer software division of Roxio, Inc. (the “Roxio CSD Acquisition”), the Company has the following response to this comment:

•	First, with respect to the last question regarding the comparability of the nine arrangements, the Company understands that the use of the term “generally” comparable was not meant to imply that there were any specific non-comparable elements. The Company understands that the Valuation Firm uses this phraseology in reporting on its valuation analysis in order to reflect the fact that it might not have full knowledge of each and every element of third party arrangements because it relies on publicly available information, and therefore the Valuation Firm cannot commit to any such arrangement being any more than “generally” comparable. In fact, the Company understands that, subject to the below discussion regarding the differences between ownership and licensing arrangements, there were no known elements of the nine arrangements that were not comparable.

•	In considering the rights and rewards of ownership versus those of a licensee as applied to issues of transferability of the trade name and ability to sublicense, the Valuation Firm considered that, for this particular type of intangible asset, the potential for retransferring the asset (either outright through assignment or partially through sublicense) would not add significant value. In the view of the Valuation Firm, all material value of a trade name such as the one acquired through the Roxio CSD Acquisition would inhere in and be associated with the acquiring party’s ability and plans to exploit the trade name in connection with its own products, rather than brokering or otherwise retransferring the trade name to a third party. The Company

Mr. Brad Skinner

February 24, 2006

Page Three

understands that the standard of value that the Valuation Firm applied in valuing the trade name was “fair value” as determined based on transactions between willing parties, and that, in order to properly apply this standard, the Valuation Firm considered the Company’s intended exploitation as the owner of the trade name (including whether the tradename was to be held, sold or abandoned). Based on its discussions with the Valuation Firm, the Company concluded that no additional value should be allocated to the trade name to reflect its potential transferability or ability to be sublicensed and that, therefore, any potential limitations on those factors in the context of a license arrangement were not significant for valuation purposes.

•	In considering the rights and rewards of ownership versus those of a licensee as applied to whether the trade name could be utilized as security for financing purposes, the Valuation Firm and the Company concluded that the granting of a security interest in a general intangible such as a trade name, whether licensed or owned, would not be a material factor in a lender’s decision as to whether or not it would be willing to make a financing commitment to a business such as the Company. Accordingly, the Company believes, based on its discussions with the Valuation Firm, that any difference between the rights and rewards of ownership versus a license in this context would not have a practical impact and should not be considered for valuation purposes.

•	With respect to exclusivity, the Valuation Firm was able to determine that, based on publicly available information, five of the nine licensing agreements were likely exclusive (and, while there was insufficient information to make a determination regarding the remaining four agreements, there was no indication that they were non-exclusive). Had there been evidence of non-exclusivity, the Company understands that the Valuation Firm would have considered it to be a distinguishing factor between the rights and rewards of a licensing arrangement and those of ownership. The Company understands that, based on the information available to the Valuation Firm, including lack of evidence of non-exclusivity, the Valuation Firm concluded that it was reasonable and appropriate to consider the licensing arrangements to have rights and rewards comparable to those of ownership for valuation purposes. The Company reviewed the Valuation Firm’s analysis and agreed with its conclusion.

Form 8-K Filed May 17, 2005 and August 16, 2005

2.	We note your response to prior comment number 3 and we do not believe that your current disclosures include substantive information that addresses the

Mr. Brad Skinner

February 24, 2006

Page Four

concerns raised in that comment. Specifically, we believe that additional disclosures will be necessary to meet the disclosure burden imposed by Question 8 of the FAQ given the nature of your furnished information. Further, we believe that the additional disclosures should be robust and specific. Please respond by providing us with proposed disclosures that fully address the concerns raised in prior comment number 3 in the event that you intend to present non-GAAP information in the future. We may have further comment.

The Company certainly did not intend for its non-GAAP disclosures to be non-compliant in any respect, and understands the Staff’s position regarding the need for additional disclosures that are robust and specific. The Company also wishes to note that it has not presented any non-GAAP financial measures in its earnings releases for its two most recent fiscal quarters and that it does not anticipate presenting the Roxio CSD acquisition-related non-GAAP financial measures in question in future earnings releases. Nevertheless, in the event that the Company does decide to present non-GAAP financial measures in future releases, it proposes that it would include disclosures along the lines set forth below (which disclosures are, for illustrative purposes, based on the non-GAAP measures in the May Form 8-K and August Form 8-K):

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures provide additional insight into our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business. These non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. The non-GAAP disclosures and the non-GAAP adjustments, including the basis for such adjustments and the impact on our operations, are outlined below:

Certain OEM and Distributor Revenue. In our non-GAAP presentation, we have included certain OEM royalties that relate to product shipments occurring prior to December 17, 2004, the date of the Roxio consumer software division (“Roxio CSD”) acquisition, where (a) we did not receive shipment reports until after this date, and (b) we have invoiced the OEMs and expect to collect the amounts due in cash. By contrast, under GAAP purchase accounting rules, OEM royalties received by us on account of Roxio’s business may be included in revenue only if they reflect OEM

Mr. Brad Skinner

February 24, 2006

Page Five

shipments occurring after the Roxio CSD acquisition date. In addition, in our non-GAAP presentation we have excluded an end of life reserve related to shipments of Easy Media Creator 7.0, which we shipped to and invoiced distributors for during our fourth quarter, expect to collect the amounts due in cash, but were not able to record the revenue under GAAP due to the pending launch of Easy Media Creator 7.5 (see below). Management believes that these non-GAAP financial measures offer useful information to investors because they provide a more complete picture of the Company’s revenues during the period and may be indicative of the level of OEM and distributor revenues to be received in future periods. We have used these non-GAAP financial measures internally to evaluate our OEM and retail distribution business on a basis consistent with business goals established in advance. The economic substance behind our decision to use these non-GAAP financial measures is that these adjustments, which relate solely to the Roxio CSD acquisition, had in the twelve months ended March 31, 2005 the effect of increasing revenue by approximately $1,491,000 (with respect to our Easy Media Creator 7.0 end of life reserve), and approximately $380,000 (with respect to certain OEM shipments occurring prior the Roxio CSD acquisition date). A material limitation associated with the use of these measures as compared to the corresponding GAAP measures is that the non-GAAP measures reflect additional revenues associated with OEM shipments occurring prior to the Roxio CSD acquisition and exclude an end of life reserve related to our retail distribution shipments, and as such may not be comparable to results reported by other companies with similar acquisitions who treat such matters differently. We compensate for this limitation by providing full disclosure of the effects of these non-GAAP measures, by presenting the corresponding treatment prepared in conformity with GAAP in our financial statements presented with this earnings release, and by providing a reconciliation to the corresponding GAAP measures so that investors can use the information to perform their own analysis.

Acquisition-Related Intangible Amortization. Under purchase accounting rules, some portion of an acquisition purchase price is allocated to intangibles, which are then amortized over various periods of time. Accordingly, our GAAP presentation includes amortization on all intangibles acquired in connection with the Roxio CSD acquisition, whereas in our non-GAAP presentation we have excluded these non-cash charges in calculating operating income. The effect of this exclusion in our non-GAAP presentation was to increase operating income in a manner that is not expected to impact future cash flows. Management believes that this non-GAAP financial measure is useful information to investors because it allows them to better

Mr. Brad Skinner

February 24, 2006

Page Six

understand the Company’s operating results on a cash basis, especially due to the extraordinary size of the Roxio CSD acquisition. We have used this non-GAAP measure in evaluating and measuring the operating results of our business on a cash basis, consistent with business goals that we establish in advance. The economic substance behind our decision to use this non-GAAP measure is that the acquired intangibles charge had the effect of decreasing intangibles costs by approximately $1,427,000 in the three months ended June 30, 2005. Material limitations associated with the use of this measure as compared to the GAAP measure involving amortization of acquired intangibles are that (1) the non-GAAP measure provides a view of our operations without including the cost of all applicable intangibles-related events during this period, specifically the acquired intangibles purchase accounting rules, and (2) this may not enhance the comparability of our results to those of other companies in our industry who may have made similar acquisitions but address the impact differently. We compensate for this limitation by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding treatment prepared in conformity with GAAP in our financial statements, and by providing a reconciliation to the corresponding GAAP measure so that investors can use the information to perform their own analysis.

Acquired Patents. During the quarter ended on June 30, 2005, we sold certain patents we acquired as part of the Roxio CSD acquisition. In connection with that sale, we included $1,169,000, the value ascribed to the cost of these patents, in cost of revenue in our GAAP presentation. This charge is eliminated in the non-GAAP presentation. In accordance with GAAP, we generally cannot capitalize the costs related to the development of our patent portfolio, but instead treat them as period costs. Thus, future patent sales or licenses by us, as reported in our GAAP financial statements, are unlikely to have costs associated with the transactions that are comparable to the fair value charge associated with this patent sale. Accordingly, our management believes that excluding the value assigned to the patents better matches the probable treatment of similar transactions that may occur in the future, thereby allowing investors to better understand the operating margins of our patent portfolio activities on an ongoing basis. We have used this non-GAAP measure internally to help us measure the costs and productivity of our efforts with respect to our patent program. The economic substance behind our decision to use this non-GAAP performance measure is that the costs of our revenue associated with the patent sale were reduced by $1,169,000, meaning that our non-GAAP net income increased by that amount. Material limitations associated with the use of this measure as compared to the corresponding GAAP measure include the fact that, by

Mr. Brad Skinner

February 24, 2006

Page Seven

excluding this cost, we may not enhance the comparability of our results to those of other companies in our industry who may have engaged in similar transactions but address the impact differently. We compensate for this limitation by providing full disclosure and description of our non-GAAP treatment of these patent costs, by presenting the corresponding treatment prepared in conformity with GAAP in our financial statements, and by providing a reconciliation to the corresponding GAAP measure so that investors can use the information to perform their own analysis.

Third-Party Expenses Related to Compliance with the Sarbanes-Oxley Act of 2002, as amended (“SOX”). The third-party expenses related to SOX compliance work for the 2005 fiscal year are included in our GAAP presentation and excluded in our non-GAAP presentation. Shortly after the Roxio CSD acquisition, we decided to complete our assessment of internal control over financial reporting for the consolidated organization, rather than conducting such assessment solely with respect to the existing “Sonic” processes and systems and deferring assessment of “Roxio” processes and systems until the following fiscal year, as allowable under applicable SEC literature. We engaged third party consultants to provide extra guidance with respect to this consolidated assessment. As we have completed this consolidated assessment for our 2005 fiscal year and continue to implement steps to remediate the material weaknesses and deficiencies discovered, our management expects the costs of these third party consultants and advisors to decline sharply. Management believes that this non-GAAP financial measure is useful information to investors because it allows them to better understand the Company’s operations without the impact of expenses that are extraordinary in magnitude and/or unlikely to recur. We have used this non-GAAP measure internally to evaluate performance of our consolidated operations without the impact of extraordinary compliance costs. The economic substance behind our decision to use the non-GAAP performance measure is that our net income for the three month period ended June 30, 2005 was increased by $1,145,000. Material limitations associated with the use of this measure as compared to the corresponding GAAP measure, are that the non-GAAP presentation does not reflect all of the amounts we incurred with respect to our SOX compliance and, while our management believes that the extraordinary magnitude of these expenses is likely to be non-recurring, we may incur unforeseen expenses associated with SOX compliance in the future. We compensate for these limitations by providing full disclosure and description of our non-GAAP treatment of these SOX costs, by presenting investors with financial statements prepared in accordance with GAAP that show all of these SOX costs, and by providing a reconciliation to the corresponding GAAP measure so that investors can use the information to perform their own analysis.

Mr. Brad Skinner

February 24, 2006

Page Eight

Business Integration Expenses. In our non-GAAP presentation, we have excluded certain charges that occurred at or around the time of the Roxio CSD acquisition and that are not expected to recur. We believe that this non-GAAP financial measure is useful information to investors because it provides them with a more meaningful comparison to historical business operating expenses that we have incurred, and assists them in developing expectations regarding future operating expenses that we may incur during the course of our business operations. Our investors have closely monitored operating expenses in prior periods to evaluate management’s efforts to increase productivity and efficiency. We have used this non-GAAP financial measure internally to analyze and measure our performance relative to business goals established in advance. The economic substance behind our decision to use this non-GAAP financial measure is that this adjustment, which relates solely to the Roxio CSD acquisition, had the effect of reducing our operating costs and increasing our net income by approximately $290,000 in the three months ended June 30, 2005. A material limitation associated with the use of this measure as compared to the corresponding GAAP measure is that the non-GAAP measure does not include all costs related to the Roxio CSD acquisition. As such, it may not be comparable to results reported by other companies with similar acquisitions who treat such matters differently, and, as a result, investors may not fully understand the impact of the Roxio CSD acquisition. We compensate for this limitation by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding treatment prepared in conformity with GAAP in our financial statements, and by providing a reconciliation to the corresponding GAAP measure so that investors can use the information to perform their own analysis.

Easy Media Creator 7.5 Launch Expenses. After completion of the Roxio CSD acquisition, we began preparations for a previously-unplanned release of a new version of Easy Media Creator. Management took this step because it believed that an early release of a new version, incorporating some Sonic technology and identifiable branding, would accelerate integration of the Roxio business into Sonic both from a market as well as an internal organizational perspective. The incremental costs of this release, including the related end of life reserve, are included in the GAAP presentation and excluded in the non-GAAP presentation. The effect of this exclusion was to increase revenue in a manner that is not expected to have a continuing financial impact. Management believes that this non-GAAP financial measure provides useful

Mr. Brad Skinner

February 24, 2006

Page Nine

information to investors because it allows them to better understand the Company’s operating results on an ongoing basis and without the impact of these unusual expenses relating to the integration of the Roxio CSD into the Company. We have used the non-GAAP measure to monitor our ongoing development and product release expenses, including budgets and plans relating to product launches in the future. The economic substance behind our decision to use the non-GAAP measure is that the exclusion of the Easy Media Creator 7.5 launch expenses had the effect of increasing our net income by approximately $823,000 in the twelve months ended March 31, 2005. A material limitation associated with the use of the non-GAAP financial measure is that we have excluded actual cash costs that we incurred in connection with our primary business activities during the period in question. We compensate for this limitation by providing full disclosure of the effects of this non-GAAP measure, by including all of these costs in our financial statements prepared in conformity with GAAP, and by providing a reconciliation to the corresponding GAAP measure so that investors can use the information to perform their own analysis.

* * * *

Should any member of the Staff have any question with respect to the foregoing responses, please do not hesitate to contact the undersigned directly at (212) 468-8163 or by facsimile at (212) 468-7900.

Sincerely,

/s/ James R. Tanenbaum
James R. Tanenbaum

cc:	Mr. David Habiger - Sonic Solutions
Mr. A. Clay Leighton - Sonic Solutions
Mr. Paul Norris - Sonic Solutions